Exhibit 99.1

Earnings growth continues, driven by strong sales across full product portfolio
Continued EUV progress enables ASML roadmap acceleration
VELDHOVEN, the Netherlands, July 18, 2018 - ASML Holding N.V. (ASML) today publishes its 2018 second-quarter results.

•	Q2 net sales of EUR 2.74 billion, net income EUR 584 million, gross margin 43.3 percent

•	ASML expects Q3 2018 net sales between EUR 2.7 billion and EUR 2.8 billion and a gross margin between 47 percent and 48 percent

(Figures in millions of euros unless otherwise indicated)	Q1 2018	Q2 2018
Net sales	2,285	2,740
...of which Installed Base Management sales [1]	617	654

New lithography systems sold (units)	48	50
Used lithography systems sold (units)	1	8

Net bookings [2]	2,442	1,952

Gross profit	1,113	1,187
Gross margin (%)	48.7	43.3

Net income	540	584
EPS (basic; in euros)	1.26	1.37

End-quarter cash and cash equivalents and short-term investments	3,194	2,980
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings do not include High-NA EUV orders
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"Our second quarter sales were above expectations including higher than forecasted EUV sales. Gross margin was slightly above our guidance, reflecting the strength of our DUV and Applications business and progress in EUV profitability.
In Q2 we shipped four EUV systems, one more than we forecasted, as Logic customers prepare for the ramp of next node devices starting later this year. We recognized revenue for seven EUV systems. We are on track to supply 20 EUV systems this year. Focused execution is enabling an acceleration of the availability and productivity roadmap. This will provide an even stronger foundation for our EUV business and will support a 2019 shipment plan of at least 30 systems.
Our DUV business is driven by a memory market that continues to require a significant number of lithography systems at least throughout this year and into 2019.
After an excellent first half of 2018, we expect the second half to be stronger, with improved profitability and continued growth from Q3 to Q4," said ASML President and Chief Executive Officer Peter Wennink.
Q2 Product Highlights

•
In our EUV program we have demonstrated four-week availability of well above 85% on a number of new NXE:3400B systems. We are executing several programs to improve consistent availability to over 90% in 2019 with further improvements planned in the years beyond.

•
In our DUV lithography business, we started shipment of the TWINSCAN NXT:2000i, which includes several hardware innovations that will enable on-product overlay of 2.5 nanometers in mix-and-match use with EUV for the 7 and 5 nanometer Logic nodes.

Outlook
For the third-quarter of 2018, ASML expects net sales between EUR 2.7 billion and EUR 2.8 billion, a gross margin between 47 percent and 48 percent. R&D costs of about EUR 395 million, SG&A costs of about EUR 120 million. Our target effective annualized tax rate is around 14 percent.

Update Share Buyback Program
As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, in January 2018 ASML announced its intention to purchase up to EUR 2.5 billion of shares to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares which will be used to cover employee share plans.
Through July 1, 2018, ASML has acquired 2.6 million shares under this program for a total consideration of EUR 439 million.
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

Media Relations Contacts	Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418	Skip Miller, phone +1 480 235 0934
Lucas van Grinsven, phone +31 6 1019 9532	Marcel Kemp, phone +31 40 268 6494
Niclas Mika, phone +1 858 385 6623	Craig DeYoung, phone +852 2295 1168

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen at 15:00 Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 21,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income from US GAAP to IFRS are available on www.asml.com.
Today, July 18, 2018, ASML has also published the Statutory Interim Report for the six-month period ended July 1, 2018. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the
Netherlands, and includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34
'Interim Financial Reporting', an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of July 1, 2018, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and six months ended July 1, 2018 as presented in this press release are unaudited.

Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and target annualized effective tax rate for the third quarter of 2018, and expected financial results and trends for the rest of 2018, including expected capital expenditures for 2018 and the expected financing of such expenditures, the expectation for the second half of 2018 to be stronger, with improved profitability and continued growth in sales from the third to the fourth quarter of 2018, expected revenue growth and growth in logic and memory, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that trends exhibited in 2017 will continue into 2018, statements with respect to the commitment of customers to insert EUV into volume manufacturing, statements with respect to roadmap acceleration as a result of continued EUV progress, including the accelerated introduction of higher productivity systems in 2019 (including configurations of more than 155 and 170 wafers per hour) and the expected benefits, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a growing installed base, including timing of shipments (including expected EUV shipments in 2018 and planned EUV shipments in 2019), expected volume ramp in the second half of 2018 in support of high customer demand, statements with respect to the benefits of the new DUV system shipment, expected demand for DUV system by memory customers, the continued integration efforts with respect to ASML’s acquired companies and expected benefits, including fast beam metrology that enables the reduction of cycle time and improvement of accuracy, the benefits of HMI’s e-beam metrology capabilities, including the introduction of a new class of pattern fidelity control, and the acquisition of Carl Zeiss SMT and its expected benefits, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy, statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

3